KIRKLAND LAKE GOLD TO LIST COMMON SHARES ON NEW YORK STOCK EXCHANGE

Toronto, Ontario – August 11, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce that the Company has received approval to list its common shares on the New York Stock Exchange (the “NYSE”). Trading of the Company’s common shares will commence under the symbol “KL” on Wednesday, August 16, 2017. Prior to that date, the Company’s common shares will continue to trade on the OTCQX under the symbol “KLGDF,” with trading on the OTCQX to cease concurrent with the NYSE listing. In celebration of the NYSE listing, Company management will be at the NYSE to ring the opening bell on Wednesday, August 16, 2017.

Tony Makuch, President and CEO, Kirkland Lake Gold, commented: “We are listing on the NYSE at a time when our company is reporting strong growth in production, earnings and free cash flow. We also are having significant exploration success extending existing gold deposits and identifying new areas of gold mineralization at our Macassa and Taylor mines in Canada and our Fosterville mine in Australia. Given the progress being achieved, we believe it is the right time to list on the NYSE and to increase our marketing efforts in the United States.”

John Tuttle, Head of Global Listings, NYSE, commented: "We are excited to welcome Kirkland Lake Gold to the NYSE, where the Company will join some of the world's prominent gold producers. We are also pleased to provide Kirkland Lake Gold with all the benefits of our market model and unparalleled brand platform."

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 570,000 to 590,000 ounces from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the listing of the Company’s common shares on the NYSE and anticipated timing thereof; the future development and growth potential of the Canadian and Australian operations; the future exploration activities and the anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the second quarter ended June 30, 2017 and their interim financial reports and related MD&A for the period ended June 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com